November 17, 2010

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DriveTime Automotive Group, Inc.

DT Acceptance Corporation

DriveTime Car Sales Company, LLC

DriveTime Sales and Finance Company, LLC

DT Credit Company, LLC

DT Jet Leasing, LLC

Approval Services Company, LLC

Registration Statement on Form S-4

Filed October 4, 2010

Amendment No. 1 to Registration Statement on Form S-4

Filed October 19, 2010

File No. 333-169730-01

Dear Mr. Owings:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 2, 2010, to Mr. Jon D. Ehlinger, General Counsel of DriveTime Automotive Group, Inc. (the “Company” or “DriveTime”), regarding DriveTime’s Registration Statement on Form S-4, filed October 4, 2010 and Amendment No. 1 to Registration Statement on Form S-4, filed October 19, 2010, respectively (the “Registration Statement” and “Amendment No. 1,” respectively).

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. Page references are to the page numbers of the applicable filings, as they appear on EDGAR. Simultaneously with this letter, DriveTime is filing Amendment No. 2 to the Registration Statement to reflect DriveTime’s responses to the Staff’s comments.

General

Staff’s Comments:

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

November 17, 2010

Company’s Response:

In response to the Staff’s comment, DriveTime is filing, simultaneous with this response letter, a letter stating that DriveTime is registering the exchange offer in reliance on the Staff’s position contained in the above mentioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Staff’s Comments:

2.	We note that you filed a Form 8-K on October 26, 2010 relating to your entry into a material definitive agreement on October 20, 2010. Please explain to us why DriveTime Automotive Group, Inc. filed such Form 8-K under Commission File Number 001-14759, as opposed to 333-169730-01, as the reporting obligations associated with such file number appear to have been suspended or, at the very least, abandoned in 2003. In this regard, we note that the last Form 10-K filed for the period ended December 31, 2001 indicates that two classes of debentures were registered on the American Stock Exchange, however, no Form 15 appears to have been filed with respect to either of such classes. Please also file such material definitive agreement with the next amendment to the registration statement.

Company’s Response:

The Company acknowledges the Staff’s comment regarding the filing of the 8-K on October 20, 2010 and advises the Staff that the filing for DriveTime Automotive Group, Inc. under Commission File Number 001-14759 was a technical error. In further response to the Staff’s comment, we have filed the material definitive agreement filed on such 8-K as Exhibit 10.14 to Amendment No. 2 to the Registration Statement.

The Exchange Offer, page 112

Terms of the Exchange Offer, page 113

Staff’s Comments:

3.	Please revise to clearly describe the “certain rights” that holders of old notes will not be entitled to following the exchange offer.

Company’s Response:

In response to the Staff’s comment, DriveTime has revised the disclosure in Amendment No. 2 to the Registration Statement to indicate that these “certain rights” include the right to demand the filing of a shelf registration statement for resales of the notes and the right to payments of additional interest if DriveTime does not timely file a registration statement for the exchange of the notes or if such registration statement is not declared effective on a timely basis.

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

November 17, 2010

Consolidated Financial Statements of DriveTime Automotive Group. Inc. and DT Acceptance Corporation, page F-l

Staff’s Comments:

4.	We note that you have provided combined financial statements of DriveTime Automotive Group, Inc. and DT Acceptance Corporation in which you have eliminated all intercompany accounts and transactions, and we further note that all disclosures throughout your filing related to financial information reflect this combined presentation. We will not object to you providing these financial statements and other related financial disclosures on a combined basis as additional information for your investors, provided that you revise your disclosures to clarify that these financial statements are combined and not consolidated. However, these combined financial statements and related financial disclosures do not meet the objective of Item 14 of Form S-4 to provide information about the registrant. Specifically, since each of DriveTime Automotive Group, Inc. and DT Acceptance Corporation is a co-registrant, you should provide separate financial statements and related financial disclosures for each registrant. Please revise, or advise us of how your current presentation complies with our rules and regulations, including Article 3 of Regulation S-X. This comment also applies to the presentation of all required disclosure obligations under Form S-4 and Regulation S-K.

Company’s Response:

DriveTime advises the Staff that, while DriveTime Automotive Group, Inc. (“DTAG”) and DT Acceptance Corporation (“DTAC”) are co-issuers, for financial statement reporting purposes the financial statements of DTAC are consolidated (and not combined) into DTAG in accordance with ASC 810. In this regard, prior to January 1, 2010, we had determined that DTAC is a variable interest entity (“VIE”) and that DTAG is the primary beneficiary of DTAC. This determination was made under ASC 810-10 and with consideration of amendments to the ASC in the FASB ASU 2009-17, Consolidation. In making this determination, we evaluated the power of DTAG to direct the activities of the VIE (DTAC) and significantly impact DTAC’s economic performance and the obligation of DTAG to absorb losses or the right of DTAG to receive residual returns that could potentially be significant to DTAC. In evaluating whether DTAG has the power to direct such activities, we considered the purpose for which DTAC was created, the importance of each of the activities in which it is engaged and DTAG’s decision making role, if any, in those activities that significantly determine DTAC’s economic performance as compared to other economic interest holders. Because the financial statements of DTAG and DTAC are consolidated in accordance with ASC 810, and because we report the financial statements of DTAG and DTAC to the noteholders on such basis, it would not be appropriate to present separate financial statements and related disclosures of DTAG and DTAC. Accordingly, we have made changes to Footnote 1 to the interim and annual consolidated financial statements and also added Footnote 11 and 16 – Variable Interest Entities to the interim and annual financial statements, respectively, in order to explain more clearly the relationship between DTAG and DTAC and the reasons why the financial statements are consolidated. In addition, we have revised the header of our financial statements to make clear that they are the consolidated financial statements of DriveTime Automotive Group, Inc. and subsidiaries. Based on the foreoing, we believe that the financial statement presentation complies with the rules and regulations of the Securities and Exchange Commission, including Article 3 of Regulation S-X.

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

November 17, 2010

Item 22.	Undertakings, page II-2

Staff’s Comments:

5.	Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Company’s Response:

In response to the Staff’s comment, DriveTime has included the undertaking required by Item 512(a)(5)(ii) of Regulation S-K in Amendment No. 2 to the Registration Statement.

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

November 17, 2010

Exhibit Index

Staff’s Comments:

6.	Please file the articles of organization and operating agreement for Approval Services Company, LLC.

Company’s Response:

In response to the Staff’s comment, DriveTime has filed the articles of organization and operating agreement for Approval Services Company, LLC as Exhibits 3.1.7 and 3.2.7, respectively, in Amendment No. 2 to the Registration Statement.

Staff’s Comments:

7.	We note that you have included powers of attorney on the signature pages lo the registration statement. Please note that Item 601(b)(24) of Regulation S-K requires you to file a power of attorney if a name is signed to the registration statement pursuant to a power of attorney. Accordingly, please confirm that if a name is signed to an amendment to the registration statement pursuant to the powers of attorney included on the signature pages to the registration statement, then you will file such powers of attorney with such amendment, which filing may be done by reference to the part of the registration statement containing such powers of attorney.

Company’s Response:

The Company acknowledges the Staff’s comment and has filed as Exhibit 24.1 to Amendment No. 2 the powers of attorney by reference to the Registration Statement.

Exhibit 5.1

Staff’s Comments:

8.	For purposes of clarity, please revise to consistently refer to the guarantors by the same term, as you define them as “Additional Registrants” and yet you also refer to them as “subsidiary guarantors.”

Company’s Response:

In response to the Staff’s comment, DLA Piper LLP (US) has revised its opinion accordingly and such opinion is filed as Exhibit 5.1 to Amendment No. 2 to the Registration Statement.

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

November 17, 2010

Staff’s Comments:

9.	Please clarify in the first paragraph that DLA Piper LLP (US) has acted as counsel to the Additional Registrants, in addition to the Issuers.

Company’s Response:

In response to the Staff’s comment, DLA Piper LLP (US) has revised its opinion accordingly and such opinion is filed as Exhibit 5.1 to Amendment No. 2 to the Registration Statement.

Staff’s Comments:

10.	Please remove the phrases “as of the date hereof” and “as such are in effect on the date hereof” in the first paragraph and second paragraph, respectively, on page 2. If you remove such phrases, you may state that you do not have an obligation to update the opinion after the effective date of the registration statement. Alternatively, please refile an opinion on the day that you want to the registration statement to go effective.

Company’s Response:

In response to the Staff’s comment, DLA Piper LLP (US) has revised its opinion accordingly and such opinion is filed as Exhibit 5.1 to Amendment No. 2 to the Registration Statement.

Staff’s Comments:

11.	Please delete the reference to Section 11 of the Securities Act in the last sentence of the opinion.

Company’s Response:

In response to the Staff’s comment, DLA Piper LLP (US) has revised its opinion accordingly and such opinion is filed as Exhibit 5.1 to Amendment No. 2 to the Registration Statement.

*        *        *

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

November 17, 2010

If we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 852-6600.

Very truly yours,

DRIVETIME AUTOMOTIVE GROUP, INC.

DT ACCEPTANCE CORPORATION

By:	/s/ Jon D. Ehlinger
Name:	Jon D. Ehlinger
Title:	General Counsel